SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Spartacus Acquisition Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84677L109

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	84677L109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Spartacus Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,000,000(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,000,000(1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%(1)(2)(3)
12	TYPE OF REPORTING PERSON
OO

(1)	Represents (i) 5,000,000 shares of Class B common stock, par value $0.0001 per share of Spartacus Acquisition Corporation (the “Issuer”), held by Spartacus Sponsor LLC (the “Sponsor”) which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s registration statement on Form S-1 (File No. 333-249100) which was declared effective by the Securities and Exchange Commission on October 15, 2020 ( under the heading “Description of Securities—Founder Shares.” The Sponsor is the record holder of such shares. MILFAM CI LLC and CCUR Holdings, Inc. are the managing members of the Sponsor. As such, each of MILFAM CI LLC and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held directly by the Sponsor.

(2)	Excludes 8,104,244 shares of Class A common stock which may be purchased by the Sponsor by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	The percentage reported in this Schedule 13G is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 20, 2020.

Item 1(a).	Name of Issuer:	Spartacus Acquisition Corporation

Item 1(b).	Address of Issuers’ Principal Executive Offices:	6470 E Johns Crossing,
Suite 490
Duluth, GA 30097

Item 2(a).	Name of Person Filing:	Spartacus Sponsor LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:	6470 E Johns Crossing Suite 490
Duluth, GA 30097

Item 2(c).	Citizenship:	Spartacus Sponsor LLC is a limited liability company formed in Delaware.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.*

* The Class A common stock is the class of shares of the Issuer registered pursuant to the Act. The Sponsor owns shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s Business Combination on a one-for-one basis, or may be converted at any time at the option of the holder, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, 20% of the sum of all common stock outstanding upon completion of the IPO plus all Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

84677L109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(d).

Item 4.	Ownership:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Sponsor may be deemed to beneficially own 5,000,000 shares of Class B common stock, par value $0.0001 per share of the Issuer, which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s registration statement on Form S-1 (File No. 333-249100) which was declared effective by the Securities and Exchange Commission on October 15, 2020 under the heading “Description of Securities—Founder Shares.” The Sponsor is the record holder of such shares. MILFAM CI LLC and CCUR Holdings, Inc. are the managing members of the Sponsor. As such, each of MILFAM CI LLC and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SPARTACUS SPONSOR LLC

Managers:

CCUR Holdings, Inc.

By:	/s/ Igor Volshteyn
Name:	Igor Volshteyn
Title:	President and COO

milfam ci llc spartacus

By:	MILFAM CI Management LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member